Exhibit 3

FOR IMMEDIATE RELEASE

9 June 2017

ANNOUNCEMENT

WPP plc (“WPP”)

Executive Share Awards [ESA]

WPP’s Executive Directors’ annual bonuses for 2016 were delivered in the form of a cash award and a deferred share award, the share award comprising 50% of the total bonus achieved. The ESA will vest after a minimum of two years, subject to continued employment, together with additional shares in respect of accrued dividends.

On 8th June 2017, WPP was notified that 2016 ESA awards were granted to Executive Directors as follows:

Director	Number of shares
Sir Martin Sorrell	86,955 WPP ordinary shares
Mr Paul Richardson	46,400 WPP ordinary shares in the form of 9,280 WPP ADSs

Details of the Executive Directors’ 2016 bonus awards are published in the WPP 2016 Annual Report and Accounts.

At today’s date, Sir Martin Sorrell and his family interests are interested in or have rights in 21,283,153 WPP ordinary shares (inclusive of the shares he is entitled to receive pursuant to the awards granted under Renewed LEAP in 2004, 2005, the UK part of the 2006 award, the 2007 award and the UK part of the award granted under LEAP III in 2009, receipt of which has been deferred). Sir Martin Sorrell’s family interests and rights represent 1.670 % of the issued share capital of WPP. In addition, The JMCMRJ Sorrell Charitable Foundation holds 4,575,936 WPP shares, representing 0.359 % of WPP’s issued share capital.

At today’s date, Mr Richardson’s beneficial holding is the equivalent of 1,068,240 WPP shares held in the form of 213,648 WPP ADSs, representing 0.084% of WPP’s issued share capital.

Contact:

Marie Capes, Company Secretary, WPP

(The person responsible for arranging the release of this announcement)

Feona McEwan, Group Communications Director, WPP

Chris Wade, Head of Communications, WPP EMEA

+44 (0)20 7408 2204

Richard Oldworth, Executive Chairman, Buchanan Communications

+44 (0)7710 130634

END